NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
12-18-07

DIVISION OF
CORPORATION FINANCE

08023775

Received SEC
JAN 28 2008
Washington, DC 20549

January 28, 2008

Richard S. Meller
Latham & Watkins LLP
Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, IL 60606

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/28/2008

Re: Nicor Inc.
Incoming letter dated December 18, 2007

Dear Mr. Meller:

This is in response to your letters dated December 18, 2007 and January 9, 2008 concerning the shareholder proposal submitted to Nicor by Nick Rossi. We also have received a letter on the proponent's behalf dated December 29, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
JAN 31 2008
THOMSON
FINANCIAL

Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

LATHAM&WATKINS LLP

RECEIVED
2007 DEC 19 PM 4:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FIRM / AFFILIATE OFFICES
Barcelona, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Madrid, Milan, Moscow, Munich, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Shanghai, Silicon Valley, Singapore, Tokyo, Washington, D.C.

December 18, 2007

BY FEDEX

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Rule 14a-8 Request for No-Action Letter for Nicor Inc.

Ladies and Gentlemen:

We are writing as counsel to Nicor Inc., an Illinois corporation ("Nicor" or the "Company") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company hereby notifies the U.S. Securities and Exchange Commission (the "Commission") of its intention to exclude from its proxy statement and form of proxy to be distributed in connection with the Company's 2008 Annual Meeting of Shareholders ("2008 Proxy Materials") the shareholder proposal (the "2008 Proposal") submitted by Mr. Nick Rossi. Attached as Exhibit A is a copy of the 2008 Proposal, which requests that the Company "adopt simple majority vote requirements in [the Company's] Charter and By-laws." Nicor requests confirmation that the staff of the Division of Investment Management of the Securities and Exchange Commission (the "Division") will not recommend enforcement action if the Company excludes the 2008 Proposal from the 2008 Proxy Materials.

Pursuant to Rule 14a-8, enclosed are six (6) copies of this letter which is also being sent to Mr. Nick Rossi notifying him of the Company's intent to omit the 2008 Proposal from the 2008 Proxy Materials. Definitive copies of the 2008 Proxy Materials are scheduled to be filed pursuant to Rule 14a-6 no earlier than March 10, 2008, and the Annual Meeting of Shareholders is scheduled to occur on April 24, 2008.

For the reasons set forth below, Nicor believes that the 2008 Proposal is properly excludable under the following two exceptions to Question 9 under Rule 14a-8: (1) the 2008 Proposal has been substantially implemented by Nicor, and (2) the 2008 Proposal directly conflicts with more than one of Nicor's own proposals to be submitted to shareholders at the 2008 Annual Meeting.

Background.

In 2006, Mr. Emil Rossi submitted a shareholder proposal to Nicor recommending "adoption of a simple majority stockholder vote requirement applicable to the greatest number of shareholder voting issues possible" (the "2007 Proposal"). At the Company's 2007 Annual Meeting, a majority of the votes cast by Nicor shareholders favored the 2007 Proposal.

In response to the shareholder vote, Nicor's Board of Directors (the "Board") reviewed and discussed the 2007 Proposal and the current shareholder voting requirements established by the Restated Articles of Incorporation of the Company (the "Articles"), the Amended and Restated By-Laws of the Company (the "Bylaws"), and the Illinois Business Corporation Act (the "Act"). The Board determined that generally matters submitted to a shareholder vote are approved by the affirmative vote of a majority of votes cast provided there is a quorum. However, certain exceptions requiring supermajority voting by all shareholders are established by Articles Twelve, Thirteen and Fourteen of the Articles and Sections 7.85 and 11.75 of the Act. Additional exceptions requiring supermajority voting by preferred or preference stockholders, as a class, are established by Article Five of the Articles. The Articles may be amended to eliminate supermajority voting requirements and to opt out of Sections 7.85 and 11.75 of the Act. To amend the Articles, the Board must adopt resolutions proposing amendments to the Articles. The amendments must then be submitted at the annual meeting to the shareholders, who may vote to adopt the amendments.

Given the shareholder vote on the 2007 Proposal, the Board resolved to submit to a shareholder vote at the 2008 Annual Meeting amendments to Articles Twelve, Thirteen and Fourteen of the Articles and the addition of a new Article Thirteen A to opt out of Sections 7.85 and 11.75 of the Act (together the "Proposed Amendments" and individually a "Proposed Amendment"). The Board's resolutions and the Proposed Amendments are attached hereto as Exhibit B. The Board did not resolve to submit to a preferred and preference stockholder vote amendments to Article Five, as Article Five operates to protect the investment interests of preferred and preference class stockholders and does not impact the rights of common stockholders.[1]

The Proposed Amendments will be included in the 2008 Proxy Materials, along with a description of the background of each Proposed Amendment and the impact of each Proposed Amendment. If all of the Proposed Amendments are adopted by Nicor's shareholders, supermajority voting requirements for shareholders voting as a single class would be eliminated.

---

[1] Article Five requires a supermajority vote of approval from the affected series of preferred or preference stock for (i) amendment of the Articles or Board resolution establishing the series that would adversely affect the rights of the holders of the shares of such series and (ii) the creation of any stock with a class ranking prior to or on a parity with the affected class with respect to payments of dividends or distribution of assets.

<u>The 2008 Proposal may be omitted under Rule 14a-8(i)(10) because it has been substantially implemented by Nicor.</u>

Rule 14a-8(i)(10) provides that the exclusion of a shareholder proposal is permitted if the company has already "substantially implemented" the proposal. The Division has indicated that "it is insufficient for the company to have merely considered the proposal." Securities Exchange Act Release No. 39093 (September 18, 1997) at footnote 49. *See also* Securities Exchange Act Release No. 40018 (May 21, 1998) (adopting rule changes); Current Income Shares, Inc. (July 10, 2001). Instead, the Division requires that "the Board must have actually taken steps to implement the proposal." Tri-Continental Corporation (March 25, 2003); Current Income Shares, Inc. (July 10, 2001).

By reviewing the current shareholder voting requirements and then resolving to submit the Proposed Amendments to a shareholder vote, Nicor has not "merely considered" the 2007 Proposal; the Board has "actually taken steps to implement the proposal." The Board has exhausted the actions it may take to amend the Articles.

The 2008 Proposal requests that the Company "adopt simple majority vote requirements in [the Company's] Charter and By-laws." The Proposed Amendments, which will be included for shareholder vote in the 2008 Proxy Materials, would adopt simple majority voting requirements. Therefore, the 2008 Proposal is substantially implemented, and is properly excludable as moot under Rule 14a-8(i)(10).

<u>The 2008 Proposal may be omitted under Rule 14a-8(i)(9) because it directly conflicts with more than one of Nicor's own proposals to be submitted to shareholders at the 2008 Annual Meeting.</u>

Rule 14a-8(i)(9) provides that the exclusion of a shareholder proposal is permitted if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Division has held that shareholder proposals may be excluded when the shareholder proposal and a company sponsored proposal "present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results." Gyrodyne Company of America, Inc, (October 31, 2005); Croghan Bancshares, Inc. (March 13, 2002); First Niagara Financial Group, Inc. (March 7, 2002).

The 2008 Proposal directly conflicts with the Proposed Amendments which will be included for shareholder vote in the 2008 Proxy Materials. The 2008 Proposal urges Nicor to "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements" and, citing the shareholder vote on the 2007 Proposal, urges the Board to "now act to adopt this proposal." By resolving to submit to a shareholder vote the Proposed Amendments, the Board has adopted the 2007 Proposal and has taken "all steps." However, if both the 2008 Proposal and the Proposed Amendments were included in the 2008 Proxy Materials, it would imply to shareholders that the Board has not acted on the 2007 Proposal and is not putting to shareholder vote the adoption of simple majority voting requirements. Such an implication to shareholders would result in inconsistent and ambiguous voting results. Therefore, the 2008 Proposal directly

LATHAM&WATKINS LLP

conflicts with Nicor's own proposals to be included in the 2008 Proxy Materials, and is properly excludable under Rule 14a-8(i)(9).

Conclusion.

As demonstrated above, Nicor has "substantially implemented" the 2008 Proposal, and as such, the 2008 Proposal is properly excludable as moot under Rule 14a-8(i)(10). Further, the 2008 Proposal directly conflicts with more than one of Nicor's own proposals to be submitted at the same meeting, and as such, the 2008 Proposal may be omitted under Rule 14a-8(i)(9).

On behalf of Nicor, we respectfully request that the division confirm that (i) the 2008 Proposal may be properly omitted from the 2008 Proxy Materials, and (ii) the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from the 2008 Proxy Materials.

If you have any questions with respect to the foregoing, or wish to discuss any of the views expressed in this letter, please contact me at (312) 876-6521. We look forward to your response on this matter.

Very truly yours,

Richard S. Moller

Exhibit A: 2008 Proposal
Exhibit B: Board Resolutions with Proposed Amendments

cc: Paul C. Gracey, Jr.
John Chevedden

Exhibit A

2008 Proposal

[GAS: Rule 14a-8 Proposal, October 22, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws.

This shareholder proposal topic won our 66%-support at our 2007 annual meeting. Previously a 2006 shareholder proposal on another topic, poison pill, won our 60%-support. In response to our 60%-support our management partially adopted the proposal. I believe that our board should now act to adopt this proposal for simple majority vote in response to our 66%-support in 2007.

Simple majority vote also won an impressive 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority vote and the adoption of shareholder proposals upon receiving their first majority vote.

Currently a 1%-minority can frustrate the will of a 79%-shareholder majority under our 80% supermajority provision. Also a supermajority vote requirement, like we now have, can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) proposal failed to pass even though 90% of votes cast were yes-votes.

This shareholder proposal text is subject to a more vigorous vetting process for accuracy and truthfulness than the corresponding management position statement. I believe that our Corporate Governance Committee Chairman, Mr. Rau, acted irresponsibly in approving a management position statement in our 2007 annual meeting proxy materials.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- We had no independent Chairman – Independent oversight concern.
- Our directors can still remain on our Board even if 90% of shares vote against each of them.
- Mr. Birdsall had 25-years director tenure and a potentially conflicting link to our company, yet was on our key Compensation Committee – Independence concerns.
- Mr. Bergstrom was designated as an "Accelerated Vesting" directors by The Corporate Library due to his involvement with a board that accelerated stock option vesting to avoid recognizing the corresponding expense.

Additionally:

- An awesome 80% shareholder vote was required to make certain key changes – Entrenchment concern.
- No shareholder right to act by written consent.
- Poison pill: Our directors can adopt a poison pill and prevent us from ever voting on it.
- Our management announced in 2007 that it paid a $10 million fine and reached a settlement with the Securities Exchange Commission regarding an investigation into results.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now to encourage our board to respond positively to our 66%-support for this topic:

Adopt Simple Majority Vote –

Yes on 3

Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

Nicor Inc.
Resolutions of the Board of Directors

WHEREAS, a majority of votes cast by shareholders of Nicor Inc. (the "Company") at the 2007 annual meeting voted in favor of the shareholder proposal presented at the 2007 annual meeting of the Company;

WHEREAS, the shareholder proposal recommended that the Company adopt a simple majority stockholder vote requirement for the greatest number of shareholder voting issues possible; and

WHEREAS, the board of directors of Nicor Inc. (the "Board") has reviewed and discussed that shareholder proposal and the current shareholder voting requirements established by the Restated Articles of Incorporation of the Company (the "Articles") and the Illinois Business Corporation Act (the "Act");

NOW HEREBY BE IT RESOLVED, that the following amendment to Article Twelve of the Articles be submitted to a vote of the shareholders at the 2008 annual meeting:

Article Twelve

Paragraph 1: Except as otherwise expressly provided in Article Five ~~or in this Article Twelve~~, amendments to these Articles of Incorporation must be approved by the holders of a majority of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such amendment to these Articles of Incorporation, by the holders of a majority of the outstanding shares of each class of stock entitled to vote as a class thereon. ~~Notwithstanding the above, any amendment to these Articles of Incorporation eliminating cumulative voting rights must be approved by the holders of two-thirds of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such amendment, by the holders of two-thirds of the outstanding shares of each class of stock entitled to vote as a class thereon.~~

Paragraph 2. Except as otherwise expressly provided in Article Five, ~~if~~ the following actions ~~are approved by at least 80% of all Directors of the Company and 80% of all Directors of the Company who have been in office for at least three years, and if at the time of approval Directors who have been in office for at least three years constitute a majority of the Board of Directors, such actions~~ must be approved by the holders of a majority of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such action, by the holders of a majority of the outstanding shares of each class of stock entitled to vote as a class thereon:

(1) a plan of merger wherein the Company merges into another ~~corporation~~ **entity** or wherein one or more ~~corporations~~ **entities** (other than solvent ~~corporations~~ **entities** at least 90% of the outstanding ~~shares~~ **equity securities** of each class of which are owned by the Company) merge into the Company, or a plan of

consolidation with one or more ~~corporations~~ **entities** or a plan of mandatory share exchange with another ~~corporation~~ **entity**,

(2) a sale, lease, exchange or other disposition of all, or substantially all, of the Company's property and assets, with or without goodwill, if not made in the usual and regular course of the Company's business, and

(3) the voluntary dissolution of the Company by a vote of shareholders.

~~In all other cases, the foregoing actions must be approved by the holders of two-thirds of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such action, by the holders of two-thirds of the outstanding shares of each class of stock entitled to vote as a class thereon.~~

~~Paragraph 3. No amendments to these Articles of Incorporation shall change, repeal or make inoperative any of the provisions of this Article Twelve in such a way as to lower the voting requirements specified therein unless such amendment receives the affirmative vote of the holders of two-thirds of all outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such amendment, by the holders of two-thirds of the outstanding shares of each class of stock entitled to vote as a class thereon.~~

FURTHER RESOLVED, that the following amendment to Article Thirteen of the Articles be submitted to a vote of the shareholders at the 2008 annual meeting:

Article Thirteen

[RESERVED]

~~**A. Vote Required for Certain Business Transactions**~~

~~(1) Higher Vote for Certain Business Transactions. In addition to any affirmative vote required by law or the Articles of Incorporation and except as otherwise expressly provided in paragraph B of this Article Thirteen, the following Extraordinary Business Transactions (as hereinafter defined) shall require the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the Company entitled to vote generally in the election of directors (the "Voting Shares") voting together as a single class:~~

~~(a) any merger, consolidation or share exchange of the Company with or involving any Interested Shareholder (as hereinafter defined);~~

~~(b) any sale, lease, exchange or other disposition in one transaction or a series of transactions to or with any Interested Shareholder of any assets of the Company having an aggregate Fair Market Value (as hereinafter defined) equal to 10% or more of the Company's total assets or 10% or more of the going concern value of the Company as determined by the Board of Directors; or~~

(c) the issuance or transfer by the Company or any Subsidiary (as hereinafter defined) to any Interested Shareholder in one transaction or a series of transactions of any securities of the Company or any Subsidiary in exchange for the sale or lease of any assets with an aggregate Fair Market Value in excess of $5,000,000.

(2) Definition of "Extraordinary Business Transaction." The term "Extraordinary Business Transaction" as used in this Article Thirteen shall mean any transaction which is referred to in any one or more of clauses (a) through (c) of subparagraph (1) of this paragraph A.

B. When Higher Vote Is Not Required

The provision of subparagraph (1) of paragraph A of this Article Thirteen shall not be applicable to any particular Extraordinary Business Transaction, and such Extraordinary Business Transaction shall require only such affirmative vote as is required by law and any other provision of the Company's Articles of Incorporation if all of the conditions specified in either of the following subparagraphs (1) or (2) of this paragraph B are met:

(1) Approval by Continuing Directors. The Extraordinary Business Transaction shall have been approved by the affirmative vote of two-thirds of the Continuing Directors (as hereinafter defined) and the Continuing Directors shall constitute a majority of the Board of Directors.

(2) Price and Procedure Requirements. All of the following conditions shall have been met:

(a) The Extraordinary Business Transaction shall provide for consideration to be received by all holders of common stock in exchange for all their shares, and the aggregate amount of the cash and the Fair Market Value as of the date of consummation of the Extraordinary Business Transaction of consideration other than cash to be received per share by holders of common stock in such Extraordinary Business Transaction shall be at least equal to the higher of (i) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by such Interested Shareholder in acquiring any of the Company's common stock within the two-year period preceding the date of consummation of the Extraordinary Business Transaction and (ii) the book value per share of the Company's common stock as shown on the Company's then most recently published financial statements; and

(b) A proxy statement describing the proposed Extraordinary Business Transaction and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder as in effect on January 1, 1987 shall be mailed to shareholders of the Company at least 30 days prior to the consummation of such Extraordinary Business Transaction (whether or not such proxy statement is then required to be mailed pursuant to such Act or subsequent provisions) and shall contain (i) any recommendations as to the advisability of the Extraordinary Business Transaction which the Continuing Directors, or any of them, may choose to state and (ii) any opinions received by the Board of Directors from independent experts as to the fairness of the terms of the Extraordinary Business Transaction from the point of view of the remaining common shareholders of the Company (such experts to be selected by a majority of the Continuing Directors and to be paid a reasonable fee for their services by the Company).

C. Certain Definitions

For the purposes of this Article Thirteen:

(1) A "person" shall mean any individual, firm, corporation, partnership, trust or other entity.

(2) "Interested Shareholder" shall mean any person (other than the Company or any Subsidiary) who or which (a) is the beneficial owner, directly or indirectly, of Voting Shares conveying 5% or more of the combined voting power of the outstanding Voting Shares; or (b) is an Affiliate or Associate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of Voting Shares conveying 5% or more of the combined voting power of the then outstanding Voting Shares.

(3) A person shall be a "beneficial owner" of any Voting Shares (a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; (b) which such person or any of its Affiliates or Associates has (1) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (2) the right to vote or direct the vote pursuant to any agreement, arrangement or understanding; or (c) which are beneficially owned, directly or indirectly, by any other person which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Voting Shares.

(4) For the purpose of determining whether a person is an Interested Shareholder pursuant to subparagraph (2) of this paragraph C, the number of Voting Shares deemed to be outstanding shall include shares deemed owned by such person through application of subparagraph (3) of this paragraph C but shall not include any other Voting Shares which may be issuable to other persons pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, exchange rights warrants or options, or otherwise.

(5) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, in effect on January 1, 1987.

(6) "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Company; provided, however, that for the purpose of the definition of Interested Shareholder set forth in subparagraph (2) of this paragraph C, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Company.

(7) "Continuing Directors" means any member of the Board of Directors of the Company who was such prior to the time an Interested Shareholder became an Interested Shareholder or a person designated (whether before or after election as a director) to be a Continuing Director by a majority of the Continuing Directors.

(8) "Fair Market Value" of other consideration referred to in Sections A and B of this Article Thirteen shall be determined in good faith by the Board of Directors of the Company and concurred in by a majority of the Continuing Directors.

(9) A majority of the Continuing Directors shall have the power and duty to determine, for the purposes of this Article Thirteen, (a) whether a person is an Interested Shareholder, (b) the number of Voting Shares beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether an Interested Shareholder has an agreement, arrangement or understanding with another, and (e) whether a particular transaction is an Extraordinary Business Transaction for the purpose of this Article Thirteen.

D. Amendment or Repeal

Notwithstanding any other provisions of these Articles of Incorporation or the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the By-Laws of the Company), the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article Thirteen; provided, further, that such 80% vote shall not be required for any such amendment or repeal which is unanimously recommended to the shareholders by the Board of Directors (a) at a time when no other entity owns or to the knowledge of any director proposes to acquire 5% or more of the Company's Voting Shares, or (b) if all of such directors are Continuing Directors within the meaning of this Article Thirteen.

FURTHER RESOLVED, that the following new Article Thirteen A of the Articles be submitted to a vote of the shareholders at the 2008 annual meeting:

Article Thirteen A

The Company elects not to be governed by Section 7.85, Vote Required for Certain Business Combinations, or by Section 11.75, Business Combinations with Interested Shareholders, of the Illinois Business Corporation Act of 1983, as amended.

FURTHER RESOLVED, that the following amendment to Article Fourteen of the Articles be submitted to a vote of the shareholders at the 2008 annual meeting:

Article Fourteen

Any action required or permitted to be taken by the shareholders of the Company, whether voting as a class or otherwise, must be taken at a duly called annual or special meeting of shareholders of the Company and may not be taken by written consent of such shareholders without a meeting, except that the Board of Directors at any time may by resolution provide that the holders of Preferred Stock or Preference Stock may take any action required or permitted to be taken by such holders by consent in writing without a meeting.

~~Notwithstanding any other provisions of these Articles of Incorporation or the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the By-Laws of the Company), the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the Company entitled to vote generally in the election of directors ("Voting Shares"), voting together as a single class, share be required to amend or repeal, or adopt any provisions inconsistent with, this Article Fourteen provided; further, that such 80% vote shall not be required for any such amendment or repeal which is unanimously recommended to the shareholders by the Board of Directors (a) at a time when no other entity owns or to the knowledge of any director proposes to acquire 5% or more of the Company's Voting Shares, or (b) if all of such directors are Continuing Directors within the meaning of Article Thirteen.~~

Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

RECEIVED

2008 JAN 10 AM 10: 41

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

LATHAM&WATKINS LLP

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December 18, 2007
REVISED VERSION

BY FEDEX

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Rule 14a-8 Request for No-Action Letter for Nicor Inc.

Ladies and Gentlemen:

We are writing as counsel to Nicor Inc., an Illinois corporation ("Nicor" or the "Company") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company hereby notifies the U.S. Securities and Exchange Commission (the "Commission") of its intention to exclude from its proxy statement and form of proxy to be distributed in connection with the Company's 2008 Annual Meeting of Shareholders ("2008 Proxy Materials") the shareholder proposal (the "2008 Proposal") submitted by Mr. Nick Rossi. Attached as Exhibit A is a copy of the 2008 Proposal, which requests that the Company "adopt simple majority vote requirements in [the Company's] Charter and By-laws." Nicor requests confirmation that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Division") will not recommend enforcement action if the Company excludes the 2008 Proposal from the 2008 Proxy Materials.

Pursuant to Rule 14a-8, enclosed are six (6) copies of this letter which is also being sent to Mr. Nick Rossi notifying him of the Company's intent to omit the 2008 Proposal from the 2008 Proxy Materials. Definitive copies of the 2008 Proxy Materials are scheduled to be filed pursuant to Rule 14a-6 no earlier than March 10, 2008, and the Annual Meeting of Shareholders is scheduled to occur on April 24, 2008.

For the reasons set forth below, Nicor believes that the 2008 Proposal is properly excludable under the following two exceptions to Question 9 under Rule 14a-8: (1) the 2008 Proposal has been substantially implemented by Nicor, and (2) the 2008 Proposal directly conflicts with more than one of Nicor's own proposals to be submitted to shareholders at the 2008 Annual Meeting.

Background.

In 2006, Mr. Emil Rossi submitted a shareholder proposal to Nicor recommending "adoption of a simple majority stockholder vote requirement applicable to the greatest number of shareholder voting issues possible" (the "2007 Proposal"). At the Company's 2007 Annual Meeting, a majority of the votes cast by Nicor shareholders favored the 2007 Proposal.

In response to the shareholder vote, Nicor's Board of Directors (the "Board") reviewed and discussed the 2007 Proposal and the current shareholder voting requirements established by the Restated Articles of Incorporation of the Company (the "Articles"), the Amended and Restated By-Laws of the Company (the "Bylaws"), and the Illinois Business Corporation Act (the "Act"). The Board determined that generally matters submitted to a shareholder vote are approved by the affirmative vote of a majority of votes cast provided there is a quorum. However, certain exceptions requiring supermajority voting by all shareholders are established by Articles Twelve, Thirteen and Fourteen of the Articles and Sections 7.85 and 11.75 of the Act. Additional exceptions requiring supermajority voting by preferred or preference stockholders, as a class, are established by Article Five of the Articles. The Articles may be amended to eliminate supermajority voting requirements and to opt out of Sections 7.85 and 11.75 of the Act. To amend the Articles, the Board must adopt resolutions proposing amendments to the Articles. The amendments must then be submitted at the annual meeting to the shareholders, who may vote to adopt the amendments.

Given the shareholder vote on the 2007 Proposal, the Board resolved to submit to a shareholder vote at the 2008 Annual Meeting amendments to Articles Twelve, Thirteen and Fourteen of the Articles and the addition of a new Article Thirteen A to opt out of Sections 7.85 and 11.75 of the Act (together the "Proposed Amendments" and individually a "Proposed Amendment"). The Board's resolutions and the Proposed Amendments are attached hereto as Exhibit B. The Board did not resolve to submit to a preferred and preference stockholder vote amendments to Article Five, as Article Five operates to protect the investment interests of preferred and preference class stockholders and does not impact the rights of common stockholders.[1]

The Proposed Amendments will be included in the 2008 Proxy Materials, along with a description of the background of each Proposed Amendment and the impact of each Proposed Amendment. If all of the Proposed Amendments are adopted by Nicor's shareholders, supermajority voting requirements for shareholders voting as a single class would be eliminated.

[1] Article Five requires a supermajority vote of approval from the affected series of preferred or preference stock for (i) amendment of the Articles or Board resolution establishing the series that would adversely affect the rights of the holders of the shares of such series and (ii) the creation of any stock with a class ranking prior to or on a parity with the affected class with respect to payments of dividends or distribution of assets.

The 2008 Proposal may be omitted under Rule 14a-8(i)(10) because it has been substantially implemented by Nicor.

Rule 14a-8(i)(10) provides that the exclusion of a shareholder proposal is permitted if the company has already "substantially implemented" the proposal. The Division has indicated that "it is insufficient for the company to have merely considered the proposal." Securities Exchange Act Release No. 39093 (September 18, 1997) at footnote 49. *See also* Securities Exchange Act Release No. 40018 (May 21, 1998) (adopting rule changes); Current Income Shares, Inc. (July 10, 2001). Instead, the Division requires that "the Board must have actually taken steps to implement the proposal." Tri-Continental Corporation (March 25, 2003); Current Income Shares, Inc. (July 10, 2001).

By reviewing the current shareholder voting requirements and then resolving to submit the Proposed Amendments to a shareholder vote, Nicor has not "merely considered" the 2007 Proposal; the Board has "actually taken steps to implement the proposal." The Board has exhausted the actions it may take to amend the Articles.

The 2008 Proposal requests that the Company "adopt simple majority vote requirements in [the Company's] Charter and By-laws." The Proposed Amendments, which will be included for shareholder vote in the 2008 Proxy Materials, would adopt simple majority voting requirements. Therefore, the 2008 Proposal is substantially implemented, and is properly excludable as moot under Rule 14a-8(i)(10).

The 2008 Proposal may be omitted under Rule 14a-8(i)(9) because it directly conflicts with more than one of Nicor's own proposals to be submitted to shareholders at the 2008 Annual Meeting.

Rule 14a-8(i)(9) provides that the exclusion of a shareholder proposal is permitted if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Division has held that shareholder proposals may be excluded when the shareholder proposal and a company sponsored proposal "present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results." Gyrodyne Company of America, Inc, (October 31, 2005); Croghan Bancshares, Inc. (March 13, 2002); First Niagara Financial Group, Inc. (March 7, 2002).

The 2008 Proposal directly conflicts with the Proposed Amendments which will be included for shareholder vote in the 2008 Proxy Materials. The 2008 Proposal urges Nicor to "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements" and, citing the shareholder vote on the 2007 Proposal, urges the Board to "now act to adopt this proposal." By resolving to submit to a shareholder vote the Proposed Amendments, the Board has adopted the 2007 Proposal and has taken "all steps." However, if both the 2008 Proposal and the Proposed Amendments were included in the 2008 Proxy Materials, it would imply to shareholders that the Board has not acted on the 2007 Proposal and is not putting to shareholder vote the adoption of simple majority voting requirements. Such an implication to shareholders would result in inconsistent and ambiguous voting results. Therefore, the 2008 Proposal directly conflicts with Nicor's own proposals to be included in the 2008 Proxy Materials, and is properly excludable under Rule 14a-8(i)(9).

Conclusion.

As demonstrated above, Nicor has "substantially implemented" the 2008 Proposal, and as such, the 2008 Proposal is properly excludable as moot under Rule 14a-8(i)(10). Further, the 2008 Proposal directly conflicts with more than one of Nicor's own proposals to be submitted at the same meeting, and as such, the 2008 Proposal may be omitted under Rule 14a-8(i)(9).

On behalf of Nicor, we respectfully request that the Division of Corporate Finance confirm that (i) the 2008 Proposal may be properly omitted from the 2008 Proxy Materials, and (ii) the Division of Corporate Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the 2008 Proxy Materials.

If you have any questions with respect to the foregoing, or wish to discuss any of the views expressed in this letter, please contact me at (312) 876-6521. We look forward to your response on this matter.

Very truly yours,

Richard S. Meller

Exhibit A: 2008 Proposal
Exhibit B: Board Resolutions with Proposed Amendments

cc: Paul C. Gracey, Jr.
John Chevedden

Exhibit A

2008 Proposal

[GAS: Rule 14a-8 Proposal, October 22, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws.

This shareholder proposal topic won our 66%-support at our 2007 annual meeting. Previously a 2006 shareholder proposal on another topic, poison pill, won our 60%-support. In response to our 60%-support our management partially adopted the proposal. I believe that our board should now act to adopt this proposal for simple majority vote in response to our 66%-support in 2007.

Simple majority vote also won an impressive 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority vote and the adoption of shareholder proposals upon receiving their first majority vote.

Currently a 1%-minority can frustrate the will of a 79%-shareholder majority under our 80% supermajority provision. Also a supermajority vote requirement, like we now have, can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) proposal failed to pass even though 90% of votes cast were yes-votes.

This shareholder proposal text is subject to a more vigorous vetting process for accuracy and truthfulness than the corresponding management position statement. I believe that our Corporate Governance Committee Chairman, Mr. Rau, acted irresponsibly in approving a management position statement in our 2007 annual meeting proxy materials.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- We had no independent Chairman – Independent oversight concern.
- Our directors can still remain on our Board even if 90% of shares vote against each of them.
- Mr. Birdsall had 25-years director tenure and a potentially conflicting link to our company, yet was on our key Compensation Committee – Independence concerns.
- Mr. Bergstrom was designated as an "Accelerated Vesting" directors by The Corporate Library due to his involvement with a board that accelerated stock option vesting to avoid recognizing the corresponding expense.

Additionally:

- An awesome 80% shareholder vote was required to make certain key changes – Entrenchment concern.
- No shareholder right to act by written consent.
- Poison pill: Our directors can adopt a poison pill and prevent us from ever voting on it.
- Our management announced in 2007 that it paid a $10 million fine and reached a settlement with the Securities Exchange Commission regarding an investigation into results.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now to encourage our board to respond positively to our 66%-support for this topic:

Adopt Simple Majority Vote –

Yes on 3

Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

Nicor Inc.
Resolutions of the Board of Directors

WHEREAS, a majority of votes cast by shareholders of Nicor Inc. (the "Company") at the 2007 annual meeting voted in favor of the shareholder proposal presented at the 2007 annual meeting of the Company;

WHEREAS, the shareholder proposal recommended that the Company adopt a simple majority stockholder vote requirement for the greatest number of shareholder voting issues possible; and

WHEREAS, the board of directors of Nicor Inc. (the "Board") has reviewed and discussed that shareholder proposal and the current shareholder voting requirements established by the Restated Articles of Incorporation of the Company (the "Articles") and the Illinois Business Corporation Act (the "Act");

NOW HEREBY BE IT RESOLVED, that the following amendment to Article Twelve of the Articles be submitted to a vote of the shareholders at the 2008 annual meeting:

Article Twelve

Paragraph 1: Except as otherwise expressly provided in Article Five ~~or in this Article Twelve~~, amendments to these Articles of Incorporation must be approved by the holders of a majority of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such amendment to these Articles of Incorporation, by the holders of a majority of the outstanding shares of each class of stock entitled to vote as a class thereon. ~~Notwithstanding the above, any amendment to these Articles of Incorporation eliminating cumulative voting rights must be approved by the holders of two-thirds of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such amendment, by the holders of two-thirds of the outstanding shares of each class of stock entitled to vote as a class thereon.~~

Paragraph 2. Except as otherwise expressly provided in Article Five, ~~if~~ the following actions ~~are approved by at least 80% of all Directors of the Company and 80% of all Directors of the Company who have been in office for at least three years, and if at the time of approval Directors who have been in office for at least three years constitute a majority of the Board of Directors, such actions~~ must be approved by the holders of a majority of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such action, by the holders of a majority of the outstanding shares of each class of stock entitled to vote as a class thereon:

(1) a plan of merger wherein the Company merges into another ~~corporation~~ **entity** or wherein one or more ~~corporations~~ **entities** (other than solvent ~~corporations~~ **entities** at least 90% of the outstanding ~~shares~~ **equity securities** of each class of which are owned by the Company) merge into the Company, or a plan of

consolidation with one or more ~~corporations~~ **<u>entities</u>** or a plan of mandatory share exchange with another ~~corporation~~ **<u>entity</u>**,

(2) a sale, lease, exchange or other disposition of all, or substantially all, of the Company's property and assets, with or without goodwill, if not made in the usual and regular course of the Company's business, and

(3) the voluntary dissolution of the Company by a vote of shareholders.

~~In all other cases, the foregoing actions must be approved by the holders of two-thirds of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such action, by the holders of two-thirds of the outstanding shares of each class of stock entitled to vote as a class thereon.~~

~~Paragraph 3. No amendments to these Articles of Incorporation shall change, repeal or make inoperative any of the provisions of this Article Twelve in such a way as to lower the voting requirements specified therein unless such amendment receives the affirmative vote of the holders of two-thirds of all outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such amendment, by the holders of two-thirds of the outstanding shares of each class of stock entitled to vote as a class thereon.~~

FURTHER RESOLVED, that the following amendment to Article Thirteen of the Articles be submitted to a vote of the shareholders at the 2008 annual meeting:

<u>Article Thirteen</u>

<u>[RESERVED]</u>

~~**A. Vote Required for Certain Business Transactions**~~

~~(1) Higher Vote for Certain Business Transactions. In addition to any affirmative vote required by law or the Articles of Incorporation and except as otherwise expressly provided in paragraph B of this Article Thirteen, the following Extraordinary Business Transactions (as hereinafter defined) shall require the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the Company entitled to vote generally in the election of directors (the "Voting Shares") voting together as a single class:~~

~~(a) any merger, consolidation or share exchange of the Company with or involving any Interested Shareholder (as hereinafter defined);~~

~~(b) any sale, lease, exchange or other disposition in one transaction or a series of transactions to or with any Interested Shareholder of any assets of the Company having an aggregate Fair Market Value (as hereinafter defined) equal to 10% or more of the Company's total assets or 10% or more of the going concern value of the Company as determined by the Board of Directors; or~~

(c) the issuance or transfer by the Company or any Subsidiary (as hereinafter defined) to any Interested Shareholder in one transaction or a series of transactions of any securities of the Company or any Subsidiary in exchange for the sale or lease of any assets with an aggregate Fair Market Value in excess of $5,000,000.

(2) Definition of "Extraordinary Business Transaction." The term "Extraordinary Business Transaction" as used in this Article Thirteen shall mean any transaction which is referred to in any one or more of clauses (a) through (c) of subparagraph (1) of this paragraph A.

B. When Higher Vote Is Not Required

The provision of subparagraph (1) of paragraph A of this Article Thirteen shall not be applicable to any particular Extraordinary Business Transaction, and such Extraordinary Business Transaction shall require only such affirmative vote as is required by law and any other provision of the Company's Articles of Incorporation if all of the conditions specified in either of the following subparagraphs (1) or (2) of this paragraph B are met:

(1) Approval by Continuing Directors. The Extraordinary Business Transaction shall have been approved by the affirmative vote of two-thirds of the Continuing Directors (as hereinafter defined) and the Continuing Directors shall constitute a majority of the Board of Directors.

(2) Price and Procedure Requirements. All of the following conditions shall have been met:

(a) The Extraordinary Business Transaction shall provide for consideration to be received by all holders of common stock in exchange for all their shares, and the aggregate amount of the cash and the Fair Market Value as of the date of consummation of the Extraordinary Business Transaction of consideration other than cash to be received per share by holders of common stock in such Extraordinary Business Transaction shall be at least equal to the higher of (i) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by such Interested Shareholder in acquiring any of the Company's common stock within the two-year period preceding the date of consummation of the Extraordinary Business Transaction and (ii) the book value per share of the Company's common stock as shown on the Company's then most recently published financial statements; and

(b) A proxy statement describing the proposed Extraordinary Business Transaction and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder as in effect on January 1, 1987 shall be mailed to shareholders of the Company at least 30 days prior to the consummation of such Extraordinary Business Transaction (whether or not such proxy statement is then required to be mailed pursuant to such Act or subsequent provisions) and shall contain (i) any recommendations as to the advisability of the Extraordinary Business Transaction which the Continuing Directors, or any of them, may choose to state and (ii) any opinions received by the Board of Directors from independent experts as to the fairness of the terms of the Extraordinary Business Transaction from the point of view of the remaining common shareholders of the Company (such experts to be selected by a majority of the Continuing Directors and to be paid a reasonable fee for their services by the Company).

C. Certain Definitions

For the purposes of this Article Thirteen:

(1) A "person" shall mean any individual, firm, corporation, partnership, trust or other entity.

(2) "Interested Shareholder" shall mean any person (other than the Company or any Subsidiary) who or which (a) is the beneficial owner, directly or indirectly, of Voting Shares conveying 5% or more of the combined voting power of the outstanding Voting Shares; or (b) is an Affiliate or Associate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of Voting Shares conveying 5% or more of the combined voting power of the then outstanding Voting Shares.

(3) A person shall be a "beneficial owner" of any Voting Shares (a) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; (b) which such person or any of its Affiliates or Associates has (1) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (2) the right to vote or direct the vote pursuant to any agreement, arrangement or understanding; or (c) which are beneficially owned, directly or indirectly, by any other person which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Voting Shares.

(4) For the purpose of determining whether a person is an Interested Shareholder pursuant to subparagraph (2) of this paragraph C, the number of Voting Shares deemed to be outstanding shall include shares deemed owned by such person through application of subparagraph (3) of this paragraph C but shall not include any other Voting Shares which may be issuable to other persons pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, exchange rights warrants or options, or otherwise.

(5) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, in effect on January 1, 1987.

(6) "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Company; provided, however, that for the purpose of the definition of Interested Shareholder set forth in subparagraph (2) of this paragraph C, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Company.

(7) "Continuing Directors" means any member of the Board of Directors of the Company who was such prior to the time an Interested Shareholder became an Interested Shareholder or a person designated (whether before or after election as a director) to be a Continuing Director by a majority of the Continuing Directors.

(8) "Fair Market Value" of other consideration referred to in Sections A and B of this Article Thirteen shall be determined in good faith by the Board of Directors of the Company and concurred in by a majority of the Continuing Directors.

(9) A majority of the Continuing Directors shall have the power and duty to determine, for the purposes of this Article Thirteen, (a) whether a person is an Interested Shareholder, (b) the number of Voting Shares beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether an Interested Shareholder has an agreement, arrangement or understanding with another, and (e) whether a particular transaction is an Extraordinary Business Transaction for the purpose of this Article Thirteen.

D. Amendment or Repeal

Notwithstanding any other provisions of these Articles of Incorporation or the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the By-Laws of the Company), the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article Thirteen; provided, further, that such 80% vote shall not be required for any such amendment or repeal which is unanimously recommended to the shareholders by the Board of Directors (a) at a time when no other entity owns or to the knowledge of any director proposes to acquire 5% or more of the Company's Voting Shares, or (b) if all of such directors are Continuing Directors within the meaning of this Article Thirteen.

FURTHER RESOLVED, that the following new Article Thirteen A of the Articles be submitted to a vote of the shareholders at the 2008 annual meeting:

Article Thirteen A

The Company elects not to be governed by Section 7.85, Vote Required for Certain Business Combinations, or by Section 11.75, Business Combinations with Interested Shareholders, of the Illinois Business Corporation Act of 1983, as amended.

FURTHER RESOLVED, that the following amendment to Article Fourteen of the Articles be submitted to a vote of the shareholders at the 2008 annual meeting:

Article Fourteen

Any action required or permitted to be taken by the shareholders of the Company, whether voting as a class or otherwise, must be taken at a duly called annual or special meeting of shareholders of the Company and may not be taken by written consent of such shareholders without a meeting, except that the Board of Directors at any time may by resolution provide that the holders of Preferred Stock or Preference Stock may take any action required or permitted to be taken by such holders by consent in writing without a meeting.

~~Notwithstanding any other provisions of these Articles of Incorporation or the By-Laws of the Company (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles of Incorporation or the By-Laws of the Company), the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the Company entitled to vote generally in the election of directors ("Voting Shares"), voting together as a single class, share be required to amend or repeal, or adopt any provisions inconsistent with, this Article Fourteen provided; further, that such 80% vote shall not be required for any such amendment or repeal which is unanimously recommended to the shareholders by the Board of Directors (a) at a time when no other entity owns or to the knowledge of any director proposes to acquire 5% or more of the Company's Voting Shares, or (b) if all of such directors are Continuing Directors within the meaning of Article Thirteen.~~

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

RECEIVED

2008 JAN 28 AM 10: 32

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 29, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Nicor Inc. (GAS)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Nick Rossi

Ladies and Gentlemen:

This responds to the company December 18, 2007 no action request regarding the following rule 14a-8 proposal (bold added):

> RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, **to fully adopt simple majority vote requirements in our Charter and By-laws.**

Although the above text states "to fully adopt simple majority vote requirements in our Charter and By-laws" the company acknowledges that there will be at least one hold-out – supermajority will continue to apply to Article Five.

The company is vague on whether there are additional hold-outs to supermajority beyond Article Five. Thus the no action request is at least incomplete. Furthermore the company does not state whether or not it will recommend a yes-vote for its limited proposal – yet the company incredulously claims to now be exhausted in the action it can take. Also the company does not disclose the percentage-vote required for shareholder approval.

The company incredulously argues that this rule 14a-8 proposal conflicts with the company proposal because this rule 14a-8 proposal could expose the company as not fully implementing the rule 14a-8 proposal – which the company has already admitted to (for supposedly a good, but not fully explained reason).

This proposal would not conflict with the company proposal. It would simply give shareholders the option to exceed or lessen their 66%-suport for fully adopting this topic and to also vote in favor of the company proposal because the company proposal is at least progress in the direction of the rule 14a-8 proposal.

The company's limited response to this proposal also puts the shareholders in the position of potentially having to address this very topic again in a 2009 rule 14a-8 proposal to complete the incomplete work the company is now doing. Full implementation is particularly important because Nicor shareholders gave 66%-support to the full version of the rule 14a-8 proposal topic in 2007.

The company position is also counter to this response to an Alaska Air Group, Inc. no action request which did not exclude a shareholder proposal and a company proposal on the same general topic of simple majority vote:

> Alaska Air Group, Inc. (March 13, 2001)
> "We are unable to conclude that Alaska Air Group has met its burden of establishing that the proposal directly conflicts with one of Alaska Air Group's own proposals to be submitted to shareholders at the same meeting. Accordingly, we do not believe that Alaska Air Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9)."

For these reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Paul C. Gracey, Jr. <pgracey@nicor.com>
Corporate Secretary

Richard S. Meller
Direct Dial: +312.876.6521
richard.meller@lw.com

LATHAM&WATKINS LLP

RECEIVED
2008 JAN 10 AM 10: 41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

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File No. 036786-2008

January 9, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Rule 14a-8 Request for No-Action Letter for Nicor Inc.

Ladies and Gentlemen:

Set forth below is the response of Nicor Inc. ("Nicor" or the "Company") to Mr. John Chevedden's letter of December 29, 2007 in which Mr. Chevedden makes several points in his response to Nicor's November 18, 2007 No-Action Request regarding the following Rule 14a-8 proposal:

> RESOLVED, Shareowners urge our Company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws.

Mr. Chevedden correctly states, and the Company acknowledged that, Nicor's proposals do not propose to eliminate the "super majority" provisions contained in Article V of the Company's Amended and Restated Articles of Incorporation (the "Articles"). Article V of the Articles sets forth the rights of the preferred stock and provides that the provisions of Article V of the Articles may not be amended in any manner which may materially alter or change the powers, preferences or special rights of the preferred stock so as to effect the preferred stock adversely without the affirmative vote of the holders of 2/3 or more of the applicable class or series of preferred shares. Notwithstanding the Company's decision not to place a proposal with respect to Article V in its proxy, the Company believes, for the reasons stated in its No-Action Request and below that it has substantially complied with the foregoing Rule 14a-8 proposal and that inclusion of such proposal in the proxy would conflict with the Company's proposals.

Mr. Chevedden also states that "the company is vague on whether there are additional hold-outs to supermajority . . ." The Company clearly stated in its December 18, 2007 letter, "[i]f all of the Proposed Amendments are adopted by Nicor's shareholders, supermajority voting requirements for shareholders voting as a single class would be eliminated."

As Mr. Chevedden notes, the Company does not state whether or not it will recommend a yes vote for its proposals. The board of directors at this time has not determined whether it will or will not recommend a yes vote for the proposal.

In addition, Mr. Chevedden states that the Company does not disclose the percentage of vote required for shareholder approval. Although the Company does not believe that it is necessary to so disclose in its No-Action Letter Request (it will obviously do so in its proxy), the vote required for Nicor's proposals are as follows: the amendment proposed by Nicor to Article Twelve requires an affirmative vote of 2/3rds of the shares outstanding; the amendments proposed to Articles Thirteen and Fourteen require an affirmative vote of 80% of shares outstanding; and an affirmative vote of a majority of outstanding voting shares is required to opt out of Sections 7.85 and 11.75 of the Illinois Business Corporation Act.

As to Mr. Chevedden's claim that his proposal would not conflict with the Company's proposal, as the Company stated in its No-Action Letter Request, if both Mr. Rossi's proposal and the Company's proposed amendments were included in the 2008 proxy materials, it would imply to Nicor's shareholders that the Board of Directors has not acted on the proposal submitted by Mr. Emil Rossi in 2006 (the "2007 Proposal") and is not putting to shareholder vote the adoption of simple majority voting requirements. Furthermore, the Company believes it has in fact substantially implemented both the 2007 Proposal and the proposal at issue here, submitted by Mr. Nick Rossi in 2007 (the "2008 Proposal") The Company's decision to not include a proposal requiring the vote by the preferred shareholders to repeal protective provisions which prevent amendment to the terms of their preferred shares in which 2/3 of the holders of the shares would have to vote affirmatively to their rights does not rise to the level of failure to substantially implement the 2008 Proposal or the 2007 Proposal. The inclusion of the 2008 Proposal conflicts with the Company's proposals and will only serve to confuse Nicor's shareholders.

Mr. Chevedden also cites to the Alaska Air Group, Inc. ("Alaska Air") (March 13, 2001) No-Action Letter in which the Securities and Exchange Commission indicated that it was unable to conclude whether a shareholder proposal relating to simple majority voting directly conflicted with one of Alaska Air's own proposals to be submitted to shareholders at the same meeting, and was therefore excludable from proxy materials in reliance on rule 14a-8(i)(9). However, Nicor's proposal differs from the Alaska Air proposal on a significant point. Although Alaska Air's proposal sought to eliminate supermajority shareholder voting within Alaska Air's Certificate of Incorporation, the proposal failed to opt-out of the governing provisions of state law that would continue to require supermajority voting. Alaska Air even acknowledged in their February 14, 2001 letter that, despite their proposal, the supermajority voting requirement would be preserved because the company would "continue to rely upon the protective provisions of Delaware General Corporation Law." Nicor's proposal differs from the Alaska Air proposal by including an amendment to opt out of the supermajority voting requirements established by governing state law. As a result, unlike Alaska Air, Nicor's proposal would completely eliminate supermajority voting requirements for shareholders voting as a single class. Therefore, Nicor's proposal directly conflicts with the 2008 Proposal and submitting both proposals to a vote could provide inconsistent and ambiguous results.

On behalf of Nicor, we respectfully request that the Division of Corporation Finance confirm that the 2008 Proposal may be properly omitted from the 2008 proxy materials. We look forward to your response on this matter.

Very truly yours,

Richard S. Meller

cc: Paul C. Gracey, Jr.
John Chevedden

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nicor Inc.
Incoming letter dated December 18, 2007

The proposal urges Nicor to take all steps necessary to fully adopt simple majority vote requirements in its charter and by-laws.

There appears to be some basis for your view that Nicor may exclude the proposal under rule 14a-8(i)(10). We note in particular your representation that Nicor must receive shareholder approval in order to eliminate Nicor's supermajority voting requirements and that shareholders will be provided the opportunity to give that approval at Nicor's 2008 Annual Meeting. Accordingly, we will not recommend enforcement action to the Commission if Nicor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Nicor relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END